UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF SEPTEMBER 2026

COMMISSION FILE NUMBER 001-39081
BioNTech SE
(Translation of registrant’s name into English)
An der Goldgrube 12
D-55131 Mainz
Germany
+49 6131-9084-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On September 14, 2026, BioNTech SE and OncoC4, Inc. announced the first median overall survival (“OS”) data from the non-pivotal stage 1 of the global randomized PRESERVE-003 Phase 3 clinical trial (NCT05671510) of gotistobart (also known as BNT316 or ONC-392), in patients with squamous non-small lung cancer (“NSCLC”) whose disease progressed on prior immunotherapy and chemotherapy. The press release is attached as Exhibit 99.1.

SIGNATURE
Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Ramon Zapata-Gomez	By:	/s/ Dr. Sierk Poetting
	Name: Ramon Zapata-Gomez		Name: Dr. Sierk Poetting
	Title: Chief Financial Officer		Title: Chief Operating Officer
Date: September 14, 2026

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1
BioNTech and OncoC4 Present Updated Data Showing Gotistobart Nearly Doubled Median Overall Survival versus Standard-of-Care Chemotherapy in Previously Treated Squamous Non-Small Cell Lung Cancer Patients